

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2021

Xiaofeng Gao
Chief Executive Officer
Skillful Craftsman Education Technology Ltd
Floor 4, Building 1, No. 311, Yanxin Road
Huishan District, Wuxi
Jiangsu Province, PRC 214000

>   **Re: Skillful Craftsman Education Technology Ltd**
>   **Form 20-F for the Fiscal Year Ended March 31, 2020**
>   **Filed August 17, 2020**
>   **File No. 001-39360**

Dear Mr. Gao:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services

cc: Richard Anslow, Ellenoff, Grossman & Schole LLP